UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A)

CONVENING

ORDINARY AND EXTRAORDINARY ASSEMBLY OF STOCKHOLDERS

The Class A, B and C stockholders of the Empresa Distribuidora y Comercializadora Norte Sociedad Anonima (EDENOR S.A.) were notified of the Ordinary and Extraordinary General Assembly to take place on March 31, 2009 at 11:00 am for the first meeting and 12:30pm for the second meeting, at 1025 Azopardo Street, 16th Floor, Buenos Aires, to consider the following Agenda items:

1) The appointment of two shareholders to sign the minutes of the Ordinary and Extraordinary General Assembly of Stockholders.

2) Consideration of the 2008 Annual Report, Balance Statement, Income Statement, Shareholders’ Equity Statement, Statement of Cash Flows, Annexed Documentation, Informative Review, Information Required for Article 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certified Accountant and the Audit Commission of the financial year ended December 31, 2008.

3) Consideration of the Formalities of the Board and the Audit Commission during the financial year ended December 31, 2008.

4) Ratification of the remuneration paid to the Directors for Ps. 2,821,750 corresponding to the year ended December 31, 2008.

5) Ratification of the remuneration paid to the members of the Audit Commission for Ps. 90,000 corresponding to the year ended December 31, 2008.

6) Designation of twelve (12) appointed directors and twelve (12) alternates; seven (7) appointed and seven (7) alternates for Class “A”, five (5) appointed and five (5) alternates for the Class “B” and “C” in set form.

7) Designation of three (3) appointed members and three (3) alternates of the Audit Committee, two (2) appointed and two (2) alternates for Class “A” and one (1) appointed and one (1) alternate for Classes “B” and “C” in set form.

8) Determination of the remuneration of the Certified Accountant for the financial year ended December 31, 2008.

9) Ratification of the appointment of the National Public Accountant that will certify the accounting statements corresponding to the current financial year and determination of such National Public Account’s remuneration.

10) Consideration of the budget of the Audit Committee and the Executive Committee of the Board for the 2009 financial year.

The stockholders are reminded that the Caja de Valores S.A., located at 362 25 de Mayo (C1002ABH), Buenos Aires, keeps the registry of stocks of the Company. Any stockholder seeking to attend the Assembly should obtain a transcript of the stocks from the Caja de Varloes S.A. and present said proof for its inscription in the Attendance Registry on the 15th Floor (Legal Affairs Management) of the Company’s headquarters in 1025 Azopardo Street, 16th Floor, Buenos Aires, before or on March 25, between the hours of 9:30 a.m. to 6:00 p.m. The Company will provide Stockholders with a receipt that will serve for admission to the Ordinary and Extraordinary General Assembly.

Designated Director of the Ordinary and Extraordinary General Assembly of April 15, 2008, Act No. 53; Elected President in the Board of Directors meeting of April 22, 2008 in accordance with Act No. 287.

Alejandro Macfarlane

President

María Belén Gabutti

EDENOR S.A.

Attorney-in-Fact

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Buenos Aires, March 5, 2009

President of the Comisión Nacional de Valores

D. Eduardo Hecker

S	/	D
Re:

 Empresa Distribuidora y
 Comercializadora Norte Sociedad
 Anónima (EDENOR S.A.)
 (Distribution and Marketing
 Company of the North S.A.) (the
 “Company”). Board of Directors
 Announces the Ordinary and
 Extraordinary General Assembly of
 Stockholders.

I have the pleasure of addressing you in compliance with Article 4 inc. a) of Chapter III of the Rules of the CNV, to present you with the excerpt from the minutes of the Board of Directors meeting of February 25, 2009, regarding the Announcement of the Board of Directors of the Ordinary and Extraordinary General Assembly of Stockholders in the Fourth Issue of the Agenda: 4) Announcement of the Ordinary and Extraordinary General Assembly of Stockholders to review the financial year ended December 31, 2008 as required by Article 234 of Law 19,550.

María Belén Gabutti

EDENOR S.A.

Attorney-In-Fact

3

Relevant Excerpt of the Board of Directors Minutes No. 301 of Edenor S.A.

“Minutes No. 301: In Buenos Aires, on February 25, 2009, at noon, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A. or the “Company”) met at Azopardo 1025, 15th Floor. The members of the Supervisory Committee of the Company have signed below. Mr. Alejandro Macfarlane presided over the meeting. Quorum was confirmed. Mr. Macfarlane opened the meeting and presented for the consideration of the Directors . . . the Fourth Point of Business: 4) Ordinary and Extraordinary General Assembly of Stockholders to review the financial year ended December 31, 2008, as required by Article 234 of Law 19,550. The President explained the requirement to call the Ordinary and Extraordinary General Assembly of Stockholders. After a brief discussion, the Board of Directors unanimously voted to call the Ordinary and Extraordinary General Assembly of Stockholders, to be held on March 31, 2009 at 11:00 a.m. for the first meeting and 12:00 noon for the second meeting at Azopardo 1025, 16th Floor, in Buenos Aires. The Annual Shareholders Meeting will consider the following agenda items: 1) The appointment of two shareholders to sign the minutes of the Ordinary and Extraordinary General Assembly of Stockholders; 2) Consideration of the 2008 Annual Report, Balance Statement, Income Statement, Shareholders’ Equity Statement, Statement of Cash Flows, Annexed Documentation, Informative Review, Information Required for Article 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certified Accountant and the Audit Commission of the financial year closed on December 31, 2008; 3) Consideration of the Formalities of the Board and the Audit Commission during the financial year finalized on December 31, 2008; 4) Ratification of the remuneration paid to the Directors for Ps. 2,821,750 corresponding to the year ended December 31, 2008; 5) Ratification of the remuneration paid to the members of the Audit Commission for Ps. 90,000 corresponding to the year ended December 31, 2008; 6) Designation of twelve (12) appointed directors and twelve (12) alternates; seven (7) appointed and seven (7) alternates for Class “A”, five (5) appointed and five (5) alternates for the Class “B” and “C” in set form; 7) Designation of three (3) appointed members and three (3) alternates of the Audit Commission, two (2) appointed and two (2) alternates for Class “A” and one (1) appointed and one (1) alternate for Classes “B” and “C” in set form; 8) Determination of the remuneration of the Certified Accountant for the financial year ending on December 31, 2008; 9) Ratification of the appointment of the National Public Accountant that will certify the accounting statements corresponding to the current financial year and determination of such National Public Account’s remuneration; 10) Consideration of the budget of the Audit Committee and

4

the Executive Committee of the Board for the 2009 financial year.” Signed below by: Alejandro Macfarlane, Damian Mindlin, Marcelo Mindlin, Rogelio Pagano, Maximiliano Fernández, Edgardo Volosín, Ricardo Torres, Diego Martin Salaverri, Ignacio Chojo Ortiz, Rafael Mancuso, Eduardo Llanos, Jose Daniel Abelovich and Marcelo J. Ruiz.

María Belén Gabutti
EDENOR S.A.

Attorney-In-Fact

5

Buenos Aires, March 5, 2009

Bolsa de Comercio de Buenos Aires

Re:

Empresa Distribuidora y
Comercializadora Norte Sociedad
Anónima (EDENOR S.A.) (Distribution
and Marketing Company of the North
S.A.) (the “Company”). Board of
Directors Announces the Ordinary and
Extraordinary General Assembly of
Stockholders.

I have the pleasure of addressing you in compliance with the governing regulations, to present you with the excerpt from the minutes of the Board of Directors meeting of February 25, 2009, regarding the Announcement of the Board of Directors of the Ordinary and Extraordinary General Assembly of Stockholders in the Fourth Issue of the Agenda: 4) Announcement of the Ordinary and Extraordinary General Assembly of Stockholders to review the financial year ended December 31, 2008 as required by Article 234 of Law 19,550.

María Belén Gabutti

EDENOR S.A.

Attorney-In-Fact

6

Relevant Excerpt of the Board of Directors Minutes No. 301 of Edenor S.A.

“Minutes No. 301: In Buenos Aires, on February 25, 2009, at noon, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A. or the “Company”) met at Azopardo 1025, 15th Floor. The members of the Supervisory Committee of the Company have signed below. Mr. Alejandro Macfarlane presided over the meeting. Quorum was confirmed. Mr. Macfarlane opened the meeting and presented for the consideration of the Directors . . . the Fourth Point of Business: 4) Ordinary and Extraordinary General Assembly of Stockholders to review the financial year ended December 31, 2008, as required by Article 234 of Law 19,550. The President explained the requirement to call the Ordinary and Extraordinary General Assembly of Stockholders. After a brief discussion, the Board of Directors unanimously voted to call the Ordinary and Extraordinary General Assembly of Stockholders, to be held on March 31, 2009 at 11:00 a.m. for the first meeting and 12:00 noon for the second meeting at Azopardo 1025, 16th Floor, in Buenos Aires. The Annual Shareholders Meeting will consider the following agenda items: 1) The appointment of two shareholders to sign the minutes of the Ordinary and Extraordinary General Assembly of Stockholders; 2) Consideration of the 2008 Annual Report, Balance Statement, Income Statement, Shareholders’ Equity Statement, Statement of Cash Flows, Annexed Documentation, Informative Review, Information Required for Article 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certified Accountant and the Audit Commission of the financial year closed on December 31, 2008; 3) Consideration of the Formalities of the Board and the Audit Commission during the financial year finalized on December 31, 2008; 4) Ratification of the remuneration paid to the Directors for Ps. 2,821,750 corresponding to the year ended December 31, 2008; 5) Ratification of the remuneration paid to the members of the Audit Commission for Ps. 90,000 corresponding to the year ended December 31, 2008; 6) Designation of twelve (12) appointed directors and twelve (12) alternates; seven (7) appointed and seven (7) alternates for Class “A”, five (5) appointed and five (5) alternates for the Class “B” and “C” in set form; 7) Designation of three (3) appointed members and three (3) alternates of the Audit Commission, two (2) appointed and two (2) alternates for Class “A” and one (1) appointed and one (1) alternate for Classes “B” and “C” in set form; 8) Determination of the remuneration of the Certified Accountant for the financial year ending on December 31, 2008; 9) Ratification of the appointment of the National Public Accountant that will certify the accounting statements corresponding to the current financial year and determination of such National Public Account’s remuneration; 10) Consideration of the budget of the Audit Committee and

7

the Executive Committee of the Board for the 2009 financial year.” Signed below by: Alejandro Macfarlane, Damian Mindlin, Marcelo Mindlin, Rogelio Pagano, Maximiliano Fernández, Edgardo Volosín, Ricardo Torres, Diego Martin Salaverri, Ignacio Chojo Ortiz, Rafael Mancuso, Eduardo Llanos, Jose Daniel Abelovich and Marcelo J. Ruiz.

María Belén Gabutti

EDENOR S.A.

Attorney-In-Fact

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: March 6, 2009